

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2024

Kenneth Boutilier
President
AC Partners, Inc.
4053 Southwest Rivers End Way
Palm City, FL 34490

> **Re: AC Partners, Inc.**
> **Offering Statement on Form 1-A**
> **Filed January 30, 2024**
> **File No. 024-12395**

Dear Kenneth Boutilier:

We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Form 1-A filed January 30, 2023

Cover Page

1.   We note your disclosure that after the initial closing of this offering, we expect to hold closings on at least a monthly basis. Please clarify when the initial closing of this offering will occur.

Risk Factors, page 2

2.   We note that clause 6 of your subscription agreement contains an exclusive forum and a jury trial waiver provision. Please revise the risk factor disclosure on page 6 to clearly disclose:
   • the exclusive forum provision, including the relevant forum for litigation;
   • any risks or impacts upon investors of the exclusive forum provision, including but not limited to increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable;
   • enforceability under federal and state law;

- whether these provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering;
- to the extent the provisions apply to federal securities law claims, revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company s compliance with the federal securities laws and the rules and regulations thereunder; and
- whether purchasers of interests in a secondary transaction would be subject to these provisions.

Plan of Distribution and Selling Securituholders, page 10

3.   Revise to clarify whether any shareholders are offering any shares they hold. We note your disclosure on page10 states "no shareholders are currently planning to sell securities into the offering. Owners may sell up to 15% of the overall amount raised."

Use of Proceeds to Issuer, page 12

4.   Please disclose whether the proceeds will be used to compensate or otherwise make payments to officers or directors of the company or any of its subsidiaries. Please also clarify the term "Management Team Build-Up" here and throughout the offering circular. Refer to Instruction 2 to Item 6 of Form 1-A.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

5.   Please revise to provide management's discussion and analysis of financial condition and results of operations for the appropriate required financial statement periods and the material year-over-year changes in your consolidated balance sheet accounts for the periods presented as required by Item 9 of Part II of Form 1-A.

Shareholders, Directors, Executive Officers and Significant Employees, page 18

6.   Please revise this section to specifically disclose management's business experience over that past five years and include dates of employment. Please also disclose any family relationships between the officers and directors. See Item 10(b) and (c) of Part II of Form 1-A.

7.   Please clearly disclose the specific conflicts of interest of the officers and directors. We note the general risk factor disclosure on page 7.

<u>Signatures , page III-2</u>

8.   Please include the signature of your principal executive officer and principal accounting officer. See Instructions to Signatures of Form 1-A.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Donald R. Keer, P.E., Esq